FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July 2005

Commission File Number: 001-32294
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TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[x]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	[ ]	No	[x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	[ ]	No	[x]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[x]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

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TABLE OF CONTENTS

Item 1:     Form 6-K dated July 29, 2005 along with Stock Exchange intimations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: July 29, 2005

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Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001 Maharashtra India

News Release	July 29, 2005

Tata Motors Limited, India's largest automotive company, today reported Revenues (net of excise) of Rs.3878.1 crores for the Quarter ended June 30, 2005, an increase of 8.6%, compared to Rs.3572.1 crores in the corresponding period in the previous year. Profit Before Tax was Rs.360 crores, an increase of 18.8%, against Rs.303 crores. Net Profit increased by 22.1% to Rs.272.67 crores compared to Rs.223.36 crores. The Operating Margin for the Quarter was 12.6%, compared to the Operating Margin of 12% for the corresponding period in the previous year. This increase has been a result of cost control initiatives taken by the Company. The results of the Quarter include the operating performance of the erstwhile Tata Finance Limited, which has been merged with the Company. The uncertainty caused by changes in emission norms and the resultant shortages of some critical components impacted sales during the Quarter. Domestic sales of commercial vehicles stood at 37,228, a decline of 7%. The sales of Light Commercial Vehicles increased by 22% mainly due to introduction of Ace, India's first mini truck, launched in May, which has generated an enthusiastic response. Passenger vehicles domestic sales stood at 41,191 units, an increase of 1%. The Company exported 9,073 vehicles during the Quarter, a strong growth of 113%. Exports of commercial vehicles increased by 74%, and passenger vehicles by 241%. Exports to new markets such as South Africa and Turkey mainly contributed to this growth. The FOB value of Exports was Rs.435.25 crores (US$ 100.01 million), an increase of 105%. The audited financial results, for the Quarter ended June 30, 2005, are enclosed.

TATA MOTORS LIMITED
Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2005
Particulars			Quarter ended June, 30		Year Ended March 31,
			2005	2004	2005
			Audited	Audited	Audited
(A)
1		Vehicle Sales:(in Nos.)
		Commercial vehicles	37228	39877	189993
		Passenger Cars and Utility vehicles	41191	40781	179076
		Exports	9073	4260	30497
			87492	84918	399566
2		Vehicle Production:(in Nos.)
		Commercial vehicles	45108	45600	209886
		Passenger Cars and Utility vehicles	46887	42191	191055
			91995	87791	400941
3		Export Turnover (at F.O.B. value) Rs. Crores	435.25	212.18	1452.69
		US $ M	100.01	46.21	332.04

(B)			(Rupees in Crores)
1		Sales/Income from operations	4,567.71	4,242.94	20,482.57
		Less: Excise Duty	689.62	670.85	3,063.44
		Net Sales/Income from operations	3,878.09	3,572.09	17,419.13
2		Total Expenditure
	(a)	(Increase) / Decrease in stock in trade and work in progress	(369.41)	(249.25)	(144.00)
	(b)	Consumption of raw materials & components	2,881.66	2,580.07	11,929.48
	(c)	Staff cost	275.94	236.14	1,039.34
	(d)	Other expenditure	602.15	575.69	2,423.22
	(e)	Sub Total 2(a) to 2(d)	3,390.34	3,142.65	15,248.04
3		Operating Profit [1-2]	487.75	429.44	2,171.09
4		Other income	58.29	41.24	166.09
5		Interest
	(a)	Gross Interest	70.63	53.60	220.77
	(b)	Capitalisation of Interest and other receipts	(19.62)	(12.02)	(66.62)
	(c)	Net Interest	51.01	41.58	154.15
6		Product development cost- written off	7.36	26.61	67.12
7		Depreciation	126.66	98.33	450.16
8		Profit before exceptional items and tax [3+4-5-6-7]	361.01	304.16	1,665.75
9		Exceptional Items
	(a)	Employee Separation Cost	1.01	1.07	4.18
	(b)	Provision for diminution in value of investments	-	-	9.67
	(c)	Sub Total 9(a) and 9(b)	1.01	1.07	13.85
10		Profit Before Tax [8-9]	360.00	303.09	1,651.90
11		Less: Provision for taxation
	(a)	Current Tax	83.98	91.67	363.82
	(b)	Deferred Tax	3.35	(11.94)	51.13
	(c)	Sub Total of 11(a) and 11(b)	87.33	79.73	414.95
12		Profit After Tax [10-11]	272.67	223.36	1,236.95
13		Paid-up Equity Share Capital (Face value of Rs. 10 each)	361.79	358.03	361.79
14		Reserves excluding Revaluation Reserve			3749.60
15		Basic EPS (not annualised) Rupees	7.25	6.26	34.38
		Diluted EPS (not annualised) Rupees	6.83	5.91	32.23
16		Aggregate of Non-Promoter Shareholding
	-	Number of Shares	244713837	240270689	244718237
	-	Percentage of shareholding	67.65%	67.12%	67.65%

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Notes:-
1)	Figures for the previous period have been regrouped/reclassified wherever necessary.
2)

The amalgamation of Tata Finance Limited (TFL) has been effective from the appointed date April 1, 2005. As per the Scheme:
(a) For every 100 Equity Shares of TFL, the Company will allot 8 Ordinary Shares to the Shareholders of TFL on the record date of August 12, 2005. Consequent to the above, the subscribed and issued capital of the Company will increase by 1,45,04,949 shares of Rs.10/- each which would result in approx.4.01% dilution of the equity.
(b) To ensure uniform set of accounting policies, in respect of some of the items of the transferor company (TFL), an amount of Rs. 18.59 crores (net of deferred tax), has been adjusted to the General Reserve, in accordance with the Accounting Standard 14 read with Accounting Standard 5.

3)

In terms of the Scheme of Amalgamation (Scheme) sanctioned by the Hon'ble High Court of Judicature at Bombay, two wholly owned subsidiaries, viz. Telco Dadajee Dhackjee Ltd. (TDDL) and Suryodaya Capital and Finance (Bombay) Ltd. (SCFL) have been amalgamated with the Company with effect from April 1, 2005.

4)

For calculating the Earnings Per Share (EPS), the shares to be issued to shareholders of Tata Finance Ltd [see 2(a)] above, have been considered as required by the Accounting Standard, AS-20 on Earnings Per Share.

5)

The above financial results for the quarter ended June 30, 2005 include the results of the operations of TFL, TDDL and SCFL, for the period April 1, 2005 to June 30, 2005. The comparative figures for the quarter ended June 30, 2004 and for the year ended March 31, 2005 as shown above, do not include the result of the operations of TFL, TDDL and SCFL, and as such, the financial results for the quarter ended June 30, 2005, are not comparable to this extent.

6)

The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing thereof. These, in the context of Accounting Standard 17 on Segment Reporting, are considered to constitute one single primary segment.

7)

As on April 1, 2005, 1 Investor complaint was outstanding. The Company received 2 complaints during the said quarter and disposed off 2 complaints by June 30, 2005. There is only 1 complaint unresolved as on June 30, 2005, brought forward from the last quarter.

8)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter ended June 30, 2005.

The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on July 29, 2005.

Tata Motors Limited Ratan N Tata Chairman
Mumbai, July 29, 2005

Item 2

News Release	July 29, 2005

Appointment of Mr Ravi Kant as the Managing Director of Tata Motors Limited

Tata Motors announces the appointment of Mr Ravi Kant as the Managing Director of the Company with immediate effect. This was approved by the Board of Directors of the Company at its meeting held today. Mr Ravi Kant was till date the Executive Director, Commercial Vehicle Business Unit of the Company.

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For further press queries please contact Rashmi Naik / Meraj Alam / Swati Sundareswaran at 91 22 5656 8787 / 5656 8708 Fax: 91 22 5656 8788 or email at: rashmi@vccpl.com / malam@vccpl.com / ssundareswaran@vccpl.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

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